EXHIBIT 11.1

COMPUTATION OF LOSS PER COMMON SHARE
	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Diluted net loss per share from continuing operations:
Net loss from continuing operations available to common shareholders	$(672,000)	$(4,364,000)	$(4,716,000)	$(12,656,000)

Weighted average number of shares outstanding	7,954,928	7,954,928	7,954,928	7,954,928
Net effect of dilutive stock options based on treasury stock method	-	-	-	-
Total average shares	7,954,928	7,954,928	7,954,928	7,954,928

Fully diluted loss per share from continuing operations	$(0.08)	$(0.55)	$(0.59)	$(1.59)